Exhibit 12.1




            FREEPORT-McMoRan RESOURCE PARTNERS, LIMITED PARTNERSHIP
               Computation of Ratio of Earnings to Fixed Charges

                                        Years Ended December 31,
                            --------------------------------------------------
                                1990     1991      1992     1993        1994
                              -------- --------  -------  ---------   --------
                                            (In Thousands)
Income (loss) from
  continuing operations       $243,647 $111,839  $20,211  $(222,411)  $ 83,966
Add:
  Interest expense               7,641      506      869     12,870     33,519
  Rental expense factor(a)       1,678    1,915    2,371      1,378      3,899
                              -------- --------  -------  ---------   --------
Earnings available for
  fixed charges               $252,966 $114,260  $23,451  $(208,163)  $121,384
                              ======== ========  =======  =========   ========

Interest expense              $  7,641 $    506  $   869  $  12,870   $ 33,519
Capitalized interest             6,000   23,271   19,116     11,070       -
Rental expense factor(a)         1,678    1,915    2,371      1,378      3,899
                              -------- --------  -------  ---------   --------
Fixed charges                 $ 15,319 $ 25,692  $22,356  $  25,318   $ 37,418
                              ======== ========  =======  =========   ========

Ratio of earnings to fixed
  charges(b)                     16.5X     4.4X     1.0X         (c)      3.2X
                                 =====     ====     ====                  ====


a.   Portion of rent deemed representative of an interest factor.

b. For purposes of this calculation, earnings are income from continuing operations before fixed charges. Fixed charges consist of interest and that portion of rent deemed representative of interest.

c.   Earnings were inadequate to cover fixed charges by $233.5 million.